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             LOGO   Kirkpatrick & Lockhart Preston Gates Ellis LLP
                                                  1601 K Street NW
                                         Washington, DC 20006-1600

                                 T 202.778.9000    www.klgates.com

                                                     Diane E. Ambler
                                                     202.778.9886
                                                     Fax: 202.778.9100
                                                     diane.ambler@klgates.com

February 15, 2013

VIA EDGAR AND E-MAIL

Mr. Sonny Oh
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

    Re:  MetLife Insurance Company of Connecticut
         MetLife Flex Market Shield Annuity
         Form S-3 Registration Statement
         File No. 333-185333

Dear Mr. Oh:

   Set forth below, on behalf of MetLife Insurance Company of Connecticut ("MetLife"), is the response to General Comment No. 1 to the above-referenced Registration Statement from your letter to us dated February 11, 2013. Given the significance of this Comment and its impact on the entire Registration Statement and related time-sensitive matters, MetLife is responding to it at this time and will address the remaining staff comments in due course under separate cover.

   SEC STAFF GENERAL COMMENT 1
   ---------------------------

   "The staff is concerned with the use of the word 'shield' in both the name of the contract and the investment options. The staff believes that the term would mislead investors in an insurance product as to the risks that the product entails. Please either revise the name used to describe the contract and investment option or clarify supplementally why you believe the term would not mislead investors."

   METLIFE'S RESPONSE:

   MetLife strongly believes that the word "shield" is accurate and not misleading as used in both the name of the product and the "Shield Options" available in the annuity. In fact, depending on the "Shield Rate" chosen, the MetLife Flex Market Shield Annuity actually does shield all or a portion of the investment from loss, in contrast to other products such

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   as mutual funds. The staff has not offered an explanation for its concern with the use of the word "shield" and why that word "would mislead investors . . . as to the risks that the product entails." Nevertheless, in an effort to quickly resolve the matter, MetLife is willing to make modifications to the name of the product to make clear that a number of different "Shield Options" are available in the product (E.G., MetLife Shield Choice Annuity or MetLife Flexible Shield Annuity); however, MetLife strongly believes that the word "shield" is not only appropriate as used in the prospectus (E.G., Shield Option, Shield Rate, Shield 10, Shield 15, Shield 25 and Shield 100) but also properly conveys what the product is designed to do - provide downside protection at the end of the "Shield Option" term up to the amount of downside protection chosen by the contract owner.

   THE WORD SHIELD DOES NOT MISLEAD INVESTORS.
   -------------------------------------------
   MetLife believes that the customer will be well aware of the "Shield Rate" that applies to the investment amounts in their contract. The single premium deferred annuity contract described by the prospectus offers certain guarantees against negative returns - guarantees MetLife calls "Shield Rates." The "Shield Rate" is the amount of negative index performance that is absorbed by MetLife at the end of the term (I.E., the downside protection offered by the "Shield Rate").

   Each "Shield Rate" is named "shield" with the related numeric value (E.G., Shield 10, Shield 15, Shield 25 and Shield 100) that shows what downside protection the "Shield Rate" provides. For example, the Shield 25 absorbs the first 25% of negative performance at the end of the term. If the contract owner wants no downside exposure, the Shield 100 provides that MetLife will absorb all of the negative return on investment amounts allocated to that Shield Option. Thus, the product gives the contract owner the ability to tailor downside exposure to fit his or her needs.

   An investor buying the product must at the outset affirmatively select the "Shield Options" he or she wants for the level of protection desired. "Shield Options" permit contract owners to potentially receive interest equal to the percentage returns of certain indices, up to a cap rate or step rate. Each "Shield Option" has an associated (i) term, (ii) index,
   (iii) "Shield Rate," and (iv) either a cap rate or step rate. This act of choosing reinforces that different "Shield Options" have different levels of downside protection. Thus, at the time of purchase, the purchaser fills out an administrative form in which he or she specifies the percentage of purchase payment to be allocated to each "Shield Option." The following is an example of the allocation form:

       PURCHASE PAYMENT ALLOCATION

                             FIXED ACCOUNT OPTION
                 1 Year Term         Fixed Account      ______%
                                SHIELD OPTIONS
                                  SHIELD 100
                 1 Year Shield Term  Index A            ______%
                                     Index A Step Rate  ______%

                                      -2-

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                                   SHIELD 25
                 6 Year Shield Term  Index A            ______%
                                   SHIELD 15
                 3 Year Shield Term  Index A            ______%
                 6 Year Shield Term  Index A            ______%
                                   SHIELD 10
                 1 Year Shield Term  Index A            ______%
                                     Index A Step Rate  ______%
                                     Index B            ______%
                                     Index C            ______%
                 3 Year Shield Term  Index A            ______%
                                     Index A Step Rate  ______%
                                     Index B            ______%
                                     Index C            ______%
                 6 Year Shield Term  Index A            ______%
                                     TOTAL              ______%

   Each time the contract owner selects one or more of the "Shield Options" the contract owner will receive a confirmation noting the "Shield Options" selected. The confirmation will show the investment amount, the index, the Shield Rate, the term and the applicable step rate or cap for each Shield Option chosen. The overall contract owner experience reinforces the differences in the level of downside protection provided by each of the available "Shield Options."

   The prospectus discloses prominently in a number of places the level of downside protection offered as well as the risks involved in choosing a particular level of downside protection. For example, there is clear disclosure regarding the operation of the "Shield Options" and the impact of withdrawals and other investor actions. Also, the "Risk Factors" section clearly states:

       There is a risk of substantial loss of your principal (unless you allocated your purchase payment to a Shield Option with the Shield 100 or the Fixed Account) because you agree to absorb all losses that exceed the "Shield Rate" for the "Shield Options" you select under the contract.

   SATISFYING THE COMMISSION'S "PLAIN ENGLISH" REQUIREMENT.
   --------------------------------------------------------
   The word "shield" itself is defined by Merriam-Webster as "one that protects or defends" and "a device or part that serves as protective cover or barrier." That is precisely what the product does: it does not purport to "guarantee" returns; it simply provides a "shield" against levels of market risk. Other risks certainly remain, and they are fully disclosed.

   The word "shield" does not connote complete or absolute protection against an event. For example, a "heat shield" is designed to shield a substance from absorbing excessive heat from an outside source by dissipating, reflecting or simply absorbing the heat. If the heat exceeds the thermodynamic properties of the heat shield, the heat shield will fail.

                                      -3-

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   The word "shield" in the context of the product name and in the names of the shield options available in the product is purely descriptive and far from misleading.

   Redefining a commonly understood word to mean something more than it actually does goes against the "plain English" principles promoted in Rule 421 under the Securities Act of 1933 and the Plain English Handbook of the Office of Investor Education and Assistance of the Commission. Rule 421(d)(2)(ii), for example, states a plain English principle for prospectus drafting of using "[d]efinite, concrete, everyday words," particularly in the front and back cover pages, the summary and the risk factors section of the prospectus.

   MetLife chose the word "shield" in the name of the product and for the "Shield Options" and "Shield Rate" precisely because the word perfectly fits the plain English concepts endorsed by the Commission. The word "shield" is a definite, concrete and everyday word.

   CONCLUSION. There is no suggestion in the staff comments that the product's shield features are somehow illusory. The staff does not, and could not, suggest that the insurance features of the contract do not effectively shield investments - the MetLife Flex Market Shield Annuity actually does shield investments, in contrast to other products such as mutual funds. MetLife strongly believes that the word "shield" (i) does not mislead investors, (ii) will not confuse investors regarding the level of downside protection they will be getting, (iii) is the correct descriptive word for the concept under the circumstances and (iv) adheres to the "plain English" requirements expounded by the Commission.

                                     *****

   Please contact Andras P. Teleki at (202) 778-9477 or the undersigned at
   (202) 778-9886 with any questions comments.

                                                     Sincerely,

                                                     /s/ Diane E. Ambler

                                                     Diane E. Ambler

cc William Kotapish
   Joyce Pickholz

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